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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                              Appalachian Power Co.
         --------------------------------------------------------------
                                (Name of Issuer)

                           7.80% Cumulative Preferred
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    037735860
                        --------------------------------
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 pages
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 CUSIP No.   037735860              13G                Page   1   of   5   Pages
           --------------                                   -----    -----

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        CCMI - 13-3539843
                                                               CTC  - 52-1576922

      Chancellor Capital Management, Inc. ("CCMI") and Chancellor Trust Company, as Investment Advisers for various fiduciary accounts

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/
                                                                   (b) / /

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION
                        CCMI - Del.
                        CTC  - NY

                       5       SOLE VOTING POWER

                                       50,000 shares

                       6       SHARED VOTING POWER
      NUMBER OF
       SHARES                             - 0 -
    BENEFICIALLY
   OWNED BY EACH
     REPORTING         7       SOLE DISPOSITIVE POWER
    PERSON WITH
                                       50,000 shares

                       8       SHARED DISPOSITIVE POWER

                                          - 0 -

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 50,000 shares

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                 10%

  12  TYPE OF REPORTING PERSON*

                                 CO, BK, IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                Page 2 of 8 pages

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CUSIP:  037735860                                                    Page 2 of 5

                         AMENDMENT NO.1 TO SCHEDULE 13G

Item 1.          Security and Issuer

                 (a) Appalachian Power Company (the "Company")

                 (b) Address:  Appalachian Power Co.
                               1 Riverside Plaza
                               Columbus, OH 43215

Item 2.          Identity and Background

                 (a) This Amendment No. 1 to Schedule 13G is being filed by
(i) Chancellor Capital Management, Inc., a Delaware corporation, whose principal business is the provision of institutional investment management services and
(ii) Chancellor Trust Company, a New York State chartered trust company whose principal business is the provision of institutional investment management services, in order to correct certain information reported on the prior Schedule 13G.

                 (b) The address of the principal place of business of Chancellor Capital Management, Inc. and Chancellor Trust Company is: 1166 Avenue of the Americas, New York, New York 10036.

                 (c) Chancellor Capital Management, Inc. is a Delaware corporation. Chancellor Trust Company is a New York State chartered trust company.

                 (d) 7.80% Cumulative Preferred Stock

                 (e) CUSIP Number: 037735860

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(b)       X      Chancellor Trust Company is a Bank as defined in section
         ---     3(a)(6) of the Act.

(e)       X      Chancellor Capital Management, Inc. is an Investment Adviser
         ---     registered under section 203 of the Investment Advisers Act of
                 1940.


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CUSIP:  037735860                                                    Page 3 of 5





Item 4.          Ownership

                 (a) For the year ended December 31, 1994, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor Capital Management, Inc. and Chancellor Trust Company, as investment advisers for various fiduciary accounts, is 50,000 shares.

                 (b) Percent of Class: 10% based upon 500,000 shares outstanding. In the Schedule 13G filed on February 15, Chancellor Capital Management, Inc. and Chancellor Trust Company reported aggregate beneficial ownership of 50,000 shares. This Amendment No. 1 to Schedule 13G amends the
Schedule 13G filed on February 15th to correct the number of shares outstanding and the resulting percentage of the class held by Chancellor Capital Management, Inc. and Chancellor Trust Company.

                 (c) Chancellor Capital Management, Inc. and Chancellor Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this Statement.

Item 5.          Ownership of Five Percent or Less

                 Not applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                 Chancellor Capital Management, Inc. and Chancellor Trust Company are investment advisers for various fiduciary accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such account does not relate to more than five percent of the Common Stock.

Item 7.          Identification and Classification of the
                 Subsidiary Which Acquired the Securities Being
                 Reported by the Parent Holding Company

                 Not applicable.

                                        3

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CUSIP:  037735860                                                    Page 4 of 5


Item 8.          Identification and Classification of Members of a Group

                 See Item 3.

Item 9.          Notice of Dissolution of Group

                 Not applicable.



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CUSIP:  037735860                                                    Page 5 of 5



Item 10.         Certification

                 By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


- --------------------------

Date       May 10, 1995

Signatures                Chancellor Capital Management, Inc.
                             as Investment Adviser

                          By: /s/ Jeffrey Trongone
                             ------------------------------------
                             JEFFREY TRONGONE
                             Chief Financial Officer

                          Chancellor Trust Company
                             as Investment Adviser

                          By: /s/ Jeffrey Trongone
                             ------------------------------------
                             JEFFREY TRONGONE
                             Chief Financial Officer





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